SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

DISCOVERY ENERGY CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25470P 102

(CUSIP Number)

Steven Webster c/o Avista Capital Partners 1000 Louisiana Street, Suite 3700 Houston, Texas 77002 (713) 328-1099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2016

(Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 25470P 102	Schedule 13D	Page 2 of 6

1	name of reporting person DEC Funding LLC
2	check the appropriate box if a member of the group	(a) ☐
(b) ☒
3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Texas

number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 38,098,523
	9	sole dispositive power 0
	10	shared dispositive power 38,098,523

11	aggregate amount beneficially owned by each reporting person 38,098,523
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 21.2%
14	type or report person OO – limited liability company

CUSIP 25470P 102	Schedule 13D	Page 3 of 6

1	name of reporting person Steven Webster
2	check the appropriate box if a member of the group	(a) ☐
(b) ☒
3	sec use only
4	source of funds PF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting	7	sole voting power 2,600,000
person with	8	shared voting power 38,098,523
	9	sole dispositive power 2,600,000
	10	shared dispositive power 38,098,523

11	aggregate amount beneficially owned by each reporting person 40,698,523
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 22.7%
14	type or report person IN

CUSIP 25470P 102	Schedule 13D	Page 4 of 6

Schedule 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on June 6, 2016 (the “Original Statement”) on behalf of DEC Funding LLC, a Texas limited liability company, and Steven Webster, an individual. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of Discovery Energy Corp., par value $0.001 per share (the “Common Stock”).

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)       Collectively, the Reporting Persons beneficially own an aggregate of 40,698,523 shares of Common Stock, representing (i) 22,935,740 shares of Common Stock that may be acquired upon conversion of the Original Debenture (as defined under Item 6 of this Statement, and including interest paid in kind through December 31, 2016), (ii) 13,125,000 shares of Common Stock that may be acquired on exercise of the Original Warrant (as defined under Item 6 of this Statement), (iii) 1,287,783 shares of Common Stock that may be acquired upon conversion of the Supplemental Debenture (as defined under Item 6 of this Statement, and including interest paid in kind through December 31, 2016), (iv) 750,000 shares of Common Stock that may be acquired on exercise of the Supplemental Warrant (as defined under Item 6 of this Statement), and (v) 2,600,000 shares of Common Stock held by Mr. Webster directly, which he acquired for investment purposes in 2012 and 2015. This aggregate amount represents approximately 22.7% of the Issuer’s outstanding common stock, and gives effect to the conversion of the Debentures and Warrants held by DECF. Because of his position as manager of DECF, Mr. Webster may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by DECF. Individually, each Reporting Person beneficially owns the aggregate number of shares of Common Stock, and approximately the percentage of the Common Stock issued and outstanding, specified in Item 11 to the cover page corresponding to such Reporting Person. The information in Item 11 of each cover page is incorporated by reference into this Item 5(a).

The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.

(b)       The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)       On December 31, 2016, the Issuer paid in-kind interest on the Original Debenture in the principal amount of $72,535, and paid in-kind interest on the Supplemental Indenture in the principal amount of $4,073. Except as set forth in the previous sentence, the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

CUSIP 25470P 102	Schedule 13D	Page 5 of 6

Effective August 16, 2016, the Issuer, DECF and the third party investor described below entered into a first amendment (the “First Amendment”) to the Securities Purchase Agreement. Under the terms of the First Amendment, DECF purchased from the Issuer (i) a Senior Secured Convertible Debenture due May 27, 2021, having an original principal amount of $200,000 (the “Supplemental Debenture”), and having the same terms as the Senior Secured Convertible Debenture in the original principal amount of $3,500,000 issued to DECF on May 27, 2016 under the Securities Purchase Agreement (the “Original Debenture”) and (ii) a Warrant to purchase up to 750,000 shares of the Issuer’s Common Stock at an initial purchase price of $0.20, subject to adjustment (the “Supplemental Warrant”), having the same terms as the Warrant to purchase up to 13,125,000 shares of the Issuer’s Common Stock issued to DECF on May 27, 2016 under the Securities Purchase Agreement (the “Original Warrant”). The purchase price paid by DECF for the Supplemental Debenture and the Supplemental Warrant was $200,000. The Original Debenture and the Supplemental Debenture are together referred to herein as the “Debentures,” and the Original Warrant and the Supplemental Warrant are together referred to herein as the “Warrants.”

The First Amendment was entered into in connection with the purchase by a third party investor of additional Senior Secured Convertible Debentures of the Issuer. Such investor was a party to the First Amendment for purposes, among other things, of becoming a party to the Securities Purchase Agreement and the Registration Rights Agreement as a “Purchaser” thereunder.

Item 7.    Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

Exhibit 9	First Amendment dated as of August 16, 2016, to Securities Purchase Agreement dated May 27, 2016, among Discovery Energy Corp., DEC Funding LLC, and Texican Energy Corporation (incorporated by reference to Exhibit 10.01 to the Issuer’s Current Report on Form 8-K filed on August 22, 2016).

Exhibit 10	Form of Supplemental Debenture (incorporated by reference to Exhibit 10.02 to the Issuer’s Current Report on Form 8-K filed on August 22, 2016).

Exhibit 11	Supplemental Warrant (incorporated by reference to Exhibit 10.03 to the Issuer’s Current Report on Form 8-K filed on August 22, 2016).

CUSIP 25470P 102	Schedule 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: January 9, 2017

DEC FUNDING LLC

By:	/s/ Steven Webster
Name:	Steven Webster
Title:	Manager

STEVEN WEBSTER, Individually

/s/ Steven Webster